Exhibit 99.4

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 P.M. Eastern Standard Time on June 25, 2026) The undersigned registered holder of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt(s) of WISeKey International Holding Ltd, registered in the name of the undersigned on the books of the Depositary as of the close of business on May 21, 2026 at the Annual General Meeting of WISeKey International Holding Ltd to be held on June 29, 2026, in respect of the resolutions specified on the reverse herein. NOTE: 1. Instructions as to voting on the specific resolutions should be indicated by an (X) in the appropriate box. 2. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Shares other than in accordance with instructions given by Owners and received by the Depositary or as provided in the following sentence. If (i) no instructions are received by the Depositary from an Owner with respect to a matter and an amount of American Depositary Shares of that Owner on or before May 21, 2026 and (ii) the Depositary has received from the Company, by June 25, 2026, a written confirmation that (x) the Company wishes a proxy to be given under the Deposit Agreement, (y) the Company reasonably does not know of any substantial opposition to the matter and (z) the matter is not materially adverse to the interests of shareholders, then, the Depositary shall deem that Owner to have instructed the Depositary to vote or cause to be voted, and the Depositary shall vote or cause to be voted upon such instructions, that amount of deposited Shares as to that matter in accordance with the recommendations of the Company's Board of Directors. WISeKey International Holding Ltd PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE WISeKey International Holdings S.A. Annual General Meeting of Shareholders For Shareholders of record as of May 21, 2026 Monday, June 29, 2026 2:00 PM (Switzerland time zone) BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 P.M. Eastern Standard Time June 25, 2026 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Please mark vote as indicated in this example X

PROPOSAL	FOR	AGAINST	ABSTAIN
1. Approval of the Annual Report 2025 of WISeKey International Holding Ltd, Including the Audited Consolidated Financial Statements for Fiscal Year 2025 and the Audited Statutory Financial Statements for Fiscal Year 2025	☐	☐	☐
2. Discharge of the Members of the Board of Directors and the Executive Management from Liability for Activities During Fiscal Year 2025	☐	☐	☐
3. Appropriation of Accumulated Loss for Fiscal Year 2025	☐	☐	☐
4. Re-election of 7 Members of the Board of Directors and Election of 1 New Member of the Board of Directors, All for a Term Extending Until Completion of the Next Annual General Meeting			
Re-election of Carlos Moreira	☐	☐	☐
Re-election of John O'Hara	☐	☐	☐
Re-election of Peter Ward	☐	☐	☐
Re-election of Philippe Doubre	☐	☐	☐
Re-election of David Fergusson	☐	☐	☐
Re-election of Jean-Philippe Ladisa	☐	☐	☐
Re-election of Philippe Monnier	☐	☐	☐
In addition, the Board of Directors proposes the election of Andrew Forson as a new member of the Board of Directors for a term extending until completion of the next Annual General Meeting:			
Election of Andrew Forson	☐	☐	☐
5. Re-election of the Chairman of the Board of Directors for a Term Extending Until Completion of the Next Annual General Meeting	☐	☐	☐
6. Re-election of Three Members of the Nomination & Compensation Committee, each for a Term Extending Until Completion of the Next Annual General Meeting			
Re-election of David Fergusson	☐	☐	☐
Re-election of Jean-Philippe Ladisa	☐	☐	☐
Re-election of Philippe Doubre	☐	☐	☐
7. Re-election of BDO SA, Vernier, as the Company's Auditor for a Further One-Year Term	☐	☐	☐
8. Re-election of the Independent Proxy for a Term Extending Until Completion of the Next Annual General Meeting	☐	☐	☐
9. Advisory Vote on the Company's Compensation Report for Fiscal Year 2025	☐	☐	☐

PROPOSAL	FOR	AGAINST	ABSTAIN
10. Vote on the Compensation of the Board of Directors and the Executive Management			
10.1 Ratification of the Maximum Aggregate Amount of Compensation of the Board of Directors for the Period Between the 2026 Annual General Meeting and the 2027 Annual General Meeting	☐	☐	☐
10.2 Ratification of the Maximum Aggregate Amount of Compensation of the Executive Management for Fiscal Year 2027	☐	☐	☐
10.3 Ratification of Increase in the Max Aggregate Amount of Compensation for the Executive Management for Fiscal Year 2026	☐	☐	☐
10.4 Ratification of Additional Compensation of CHF 1,530,301 to be Granted to the Executive Management in the Form of Options Relating to SEALSQ Ordinary Shares for Fiscal Year 2025	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date

Signature (if held jointly) Date